Exhibit 99.1

Snow Lake Announces Significant Progress Update for Winter Drilling Campaign

MANITOBA, CAN, March 10, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”) today provided an update on the excellent progress of its winter drilling program that began with a previously announced successful first hole ( January 31, 2022 – Snow Lake Extends Strike by 10% in First Hole of Winter Drilling Campaign ).

Snow Lake’s 2022 drilling campaign was designed for further property development with the expansion of defined resources and identification of additional outside targets. Initial indications suggest that the campaign is successfully executing and improving upon the outlined goals.

Snow Lake’s initial drill on the Thompson Brothers resource delivered highly favorable results despite a slightly delayed start due to winter conditions. The following intercepts were of note (Table 1):

DDH ID	FROM	TO	LENGTH	% SPOD
TBL-025	21.00	40.18	19.18	20
TBL-026	63.64	65.52	1.88	10
TBL-027	231.50	269.00	37.5	30
TBL-029	439.00	447.43	8.43	20
TBL-029	449.94	456.11	6.17	20
TBL-031	415.44	425.73	10.29	20
TBL-031	432.67	437.13	4.46	20
TBL-032	339.60	352.34	12.74	25
TBL-032	356.90	358.08	1.18	20
TBL-033	444.80	447.28	2.48	10
TBL-035	422.12	447.47	25.35	20
BYP-001	10.55	20.00	9.45	20
GRP-01	34.80	40.48	5.68	30
GRP-01	41.86	44.22	2.36	30

www.SnowLakeLithium.com
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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Table 1: Drill Intercepts from Start of Winter Drill Program

Currently, there are three drills ( Feburary 2, 2022 - Snow Lake Lithium Contracts Additional Drill to Project After Extending the Strike Zone on First Hole ) operating 24/7 on site including the previously announced drill dedicated to the Sherritt Gordon (SGP) and Grass Rivers (GRP) pegmatite formations (December 06, 2021 – Snow Lake Resources Ltd. Samples up to 6.97 WT% Li2O from Its Manitoba Project). This week, all three drills have returned spodumene-bearing intersections in their current locations (Figure 1).

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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 1 – Map Showing the Location of TBL, SGP, GRP and BYP targets

●	Drill hole TBL-035 returned an intersection of spodumene bearing pegmatite from 422.12 m to 447.47 m, totaling 25.35 m. (Photo 1).

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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

●	Drill hole BYP-001 returned an intersection from 10.55m to 20.00 m (9.45 m, Photo 2).

●	Drill hole GRP-001, an exploration hole on previously undrilled ground, returned 2 intercepts from 34.8 m to 40.48 m, and 41.86 m to 44.22 m for a total intersection of 8.04 m (Photo 3).

All samples have been and will continue to be forwarded to SGS’ Lakefield laboratory for analysis (December 20, 2021 – Snow Lake Lithium Engages SGS for Metallurgical Testing).

Following the early success of the Company’s winter drilling program, Snow Lake has committed to retain all on-site drills with airborne support to accelerate progress and resource expansion throughout the upcoming spring and summer.

“The success of our drilling program to date provides critical validation of our ambitions of delivering a multi decade resource to market,” Philip Gross, CEO of Snow Lake, commented “We could not have hoped for a better start to our drilling campaign and full credit is due to the dedication of our VP of Resource Development Dale Schultz and VP of Exploration Brian Youngs. With the anticipated expansion of the initial deposit at TBL, we now also have spodumene evidence of two additional target resources at GRP (Grass Rivers) and SGP (Sherritt Gordon) deposits. This further evidence will provide us with a tactical advantage of ultimately increasing our resource and providing optimal economic mining conditions. Due to these developments, we are now fully committed to extending our drilling campaign across the spring and summer and adjusting our near term preliminary feasibility study strategy and resource upgrade to accommodate the results of this program.”

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Photo 1: TBL-035 2 to 4 cm Spodumene Crystals in Pegmatite.

www.SnowLakeLithium.com
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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Photo 2: BYP-001. 2-3 cm Spodumene Crystals.

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Photo 3: GRP-01. Exploration Drill Hole Intercepted Very Coarse Grained Spodumene.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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